■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

April 8, 2008

EXECUTIVE SUMMARY

Domestic equity prices were relatively flat in March, which was a change in trend from the declines experienced in the first two months of the year. Economic growth continues to slow, but the dramatic events surrounding the collapse of one of the largest U.S. investment banks caused the Federal Reserve to take unprecedented action. Fixed income prices were stronger and U.S. Treasuries outperformed, as the flight to quality continued. The final estimate of fourth quarter real GDP growth remained unchanged at +0.6 percent. For the fourth quarter, the consumer spending component of GDP was revised upward, but it was offset by a downward revision to the inventory change component. During the first quarter, the Federal Reserve took dramatic actions. The FOMC lowered short-term interest rates by 200 basis points, cumulatively, and the Fed established several facilities to provide additional liquidity to financial institutions. In fixed income portfolios, we continue to focus on high quality securities, which should perform well in a steepening yield curve environment. Historic dislocations in municipal bond markets are creating substantial investment opportunities. The continued deceleration in U.S. corporate profits should provide a favorable environment for the stronger, and more predictable, earnings of growth stocks. Notwithstanding the downward revisions to earnings in selected sectors, overall equity market valuations remain fair given the controlled inflation environment. We continue to overweight the traditional growth sectors of technology and health care, as well as energy, and are underweighted in financials.

CURRENT CONDITIONS: nearing the trough?

Domestic equity markets improved in the month of March relative to their performance in the first two months of the year. Most of the broad indices achieved returns within a range of plus or minus one-half of one percent for the month. Despite the relatively flat performance in March, intra-month volatility was quite high, driven by several extraordinary events; the most visible of which was the collapse and subsequent rescue of Bear, Stearns & Co. Inc. Fixed income markets performed somewhat better, as the Lehman Aggregate Index finished up +0.3 percent in March and the Lehman Municipal Bond Index experienced a strong rebound of +2.9 percent. The table below summarizes major index returns and further details are provided in Exhibit A.

Total Returns to 03/31/08

	1 Mo.	3 Mos.	12 Mos.
Large Cap			
S&P 500 Index	-0.4%	-9.4%	-5.1%
Dow Jones Ind'l Avg.	0.1	-7.0	1.6
Russell 1000 Index	-0.7	-9.5	-5.4
Small/Medium Cap			
NASDAQ OTC Comp.*	0.3	-14.1	-5.9
S&P MidCap Index	-1.0	-8.8	-7.0
Russell 2000 Index	0.4	-9.9	-13.0
Fixed Income			
Lehman Agg. Index	0.3	2.2	7.7
Lehman Muni Bond Ind.	2.9	-0.6	1.9

*price only

Large capitalization growth stocks outperformed their value counterparts for the month, while small and medium capitalization growth issues underperformed compared to their value peers. Across all capitalizations, growth stocks have lagged for the first quarter of 2008, but continue to hold a substantial lead for the previous twelve months, as shown in the following table.

Growth and Value Stock Total Returns to 03/31/08

	1 Mo.	3 Mos.	12 Mos.
Large Cap			
Russell 1000 Growth	-0.6%	-10.2%	-0.8%
Russell 1000 Value	-0.8	-8.7	-10.0
Mid Cap			
Russell Midcap Growth	-1.8	-11.0	-4.6
Russell Midcap Value	-1.0	-8.6	-14.1
Small Cap			
Russell 2000 Growth	-0.6	-12.8	-8.9
Russell 2000 Value	1.5	-6.5	-16.9

The financial characteristics of stocks which outperformed in March displayed rather mixed signals with respect to growth and value attributes, continuing the trend observed in recent months. Stocks with lower earnings growth, lower betas, and higher dividend yields did better, all attributes which tend to favor value stocks. On the other hand, stocks with higher price-earnings multiples did better, a characteristic favoring growth stocks (Exhibit B).

With respect to industry sector performance, as measured by the broad Russell 3000 Index, 10 out of 18 sectors outperformed in March. Sector performance has broadened significantly since January when just 7 out of 18 groups outperformed. Notable reversals in sector performance included: the communications sector, which was 1st for the month after ranking near the bottom in the first two months of the year; technology services and electronic technology ranked 6th and 8th, respectively, in March, also up from the bottom of the list earlier in the year. Details of sector performance are shown in Exhibit C.

Turning to global equity markets, the U.S. ranked 19th out of 33 markets in the first quarter, up from 27th position for all of 2007. Mexico, Chile, Taiwan, and Thailand were the top performing markets through March, and, notably, the only markets with positive performance for the year-to-date period. On a regional basis, year-to-date performance around the world was broadly weak, declining about -9 percent, with the exception of Latin America, which was down just -0.5 percent. Exhibit D details the returns for all 33 markets.

With respect to the U.S. economy, the final estimate of fourth quarter real U.S. GDP growth was +0.6 percent, which was unchanged from the first and second estimates. Among the major components of GDP, personal consumption expenditures was revised up, which was almost exactly offset by a downward revision to inventory change. The adjacent table shows dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in the major components of real GDP are contained in Exhibit E, with the gain in fourth quarter 2007 total GDP calculated on this basis being +2.5 percent.

U.S. GDP slowed significantly in the fourth quarter of 2007 and we expect the first quarter of 2008 to show a similar degree of weakness. While some forecasters maintain the view that first quarter real GDP growth was positive, there is no disagreement that conditions deteriorated as the quarter progressed, and we estimate that first quarter real U.S. GDP growth was slightly negative at -0.5 percent.

Dollars (Bil) of Real GDP Change

	1Q07 Rev.	2Q07 Final	3Q07 Final	4Q07 Final
Personal Con. Expenditures	$74.5	$28.6	$57.9	$46.9
Nonresid. Fixed Invs.	6.9	34.9	30.7	20.5
Residential Invs.	-23.1	-15.6	-27.4	-32.4
Inventory Change	-17.3	5.7	24.8	-48.9
Net Exports	-14.8	38.2	40.8	29.9
Government	-2.5	20.1	18.8	9.8
Residual	-6.6	-4.4	-6.8	-9.0
Total	$17.1	$107.5	$138.8	$16.8
% Change in Real GDP (ann.)	0.6%	3.8%	4.9%	0.6%
% Change in Real Final Sales (ann.)	1.3%	3.6%	4.0%	2.4%
% Change in GDP Deflator (ann.)	4.2%	2.6%	1.0%	2.4%

The views of economic prognosticators vary widely about whether the U.S. economy is headed for a recession, or, in fact, is already in the midst of one. The National Bureau of Economic

Research (NBER), the body which officially determines recessions, defines a recession as:

"a significant decline in economic activity spread across the economy, lasting more than a few months, normally visible in real GDP, real income, employment, industrial production, and wholesale-retail sales. A recession begins just after the economy reaches a peak of activity and ends as the economy reaches its trough."

Because the focus of NBER is to date business cycles for historical purposes rather than to make forecasts, if a recession does occur, it will most likely not be identified until after it has ended. Exhibit F details NBER's dating of recessions and their duration. Most, if not all, economists would submit that the U.S. economy is in the midst of a significant slowdown. The only question is whether the slowdown is significant enough to meet NBER's technical definition of a recession. Regardless of whether the current slowdown is a recession or not, the implications for the U.S. economy and financial markets do not change materially.

To date, the key, albeit weakening, support factor for the U.S. economy has been the consumer sector which accounts for 70 percent of U.S. GDP. As shown in the adjacent table, year-over-year changes in monthly real personal consumption expenditures (PCE) have been in a steady decline since August 2007. This trend largely underpins our forecast for weak real U.S. GDP growth through the first half of 2008.

Elevated energy and food prices continue to create a tax on consumer spending. This leaves less money in the family budget for discretionary spending. Over the past twelve months, this has been further exacerbated by the decline in residential real estate prices that is occurring nationwide. For consumers who were using the equity value in their homes as a source of funds for spending, that option has ceased. Even for consumers who may have been acting more responsibly, the decline in value of the largest asset on most household balance sheets has a negative psychological impact on most consumers' propensity to spend.

Consumer Income and Spending
Year-Over-Year Percent Change

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2006	Mar.	7.0	6.2%	6.3%	3.3%
	June	6.7	6.0	6.1	2.5
	Sept.	5.8	5.1	5.1	3.0
	Dec.	6.1	5.2	5.7	3.3
2007	Mar.	6.8	6.3	5.6	3.0
	Apr.	6.0	5.5	5.4	3.0
	May	6.3	5.7	5.4	2.9
	June	5.9	5.3	5.2	2.9
	July	6.3	5.8	4.7	2.5
	Aug.	6.4	5.9	5.1	**3.2**
	Sept.	6.4	5.9	5.7	**3.2**
	Oct.	6.1	5.7	5.7	**2.7**
	Nov.	5.9	5.7	6.5	**2.8**
	Dec.	5.6	5.4	5.8	**2.2**
2008	Jan.	4.9	5.0	5.6	**1.9**
	Feb.	4.6	4.7	5.1	**1.7**

The current difficulties in the residential real estate market are likely to persist for some time. As Exhibit G illustrates, though housing starts appear to be near a bottom, new houses for sale,

new house prices, and existing houses for sale all appear to have further to go in the correction phase. The confluence of several factors has created a negative feedback loop for house prices. Those factors are: record high home prices across most of the nation at the peak of the cycle 12 to 18 months ago; the relatively ubiquitous use of adjustable-rate and subprime financing; and the high and rising level of home foreclosures.

The negative feedback loop began with subprime borrowers who defaulted on their loans when their adjustable rate rose to a level that made their monthly payment unaffordable. As these homes are foreclosed, there is a negative impact on the value of surrounding homes in the neighborhood, which have been made even more vulnerable by the lofty price gains enjoyed over the first half of this decade. As real estate prices continue to decline, some homeowners find themselves owning a house, which is worth less than their outstanding loan amount. In such cases, some homeowners voluntarily default on the loan causing more foreclosures and further downward pressure on home values.

One positive development, which should help the referenced negative feedback loop, is the dramatic 200 basis point reduction in short-term interest rates by the Federal Reserve since late January. As a result of these cuts, homeowners with adjustable rate mortgages will begin to see their monthly payments decrease. There are also many proposals being discussed by various branches of government to assist in the recovery from the real estate debacle.

Another key to a healthy consumer sector is the outlook for jobs. The most recent data releases on employment provide a mixed message. Initial unemployment claims spiked upward +38,000 to 407,000 in the week ended March 29. There is some evidence to suggest that this data may have been distorted by a statistical quirk created in the seasonal adjustment factor. The distortion was caused by this year's Easter holiday occurring earlier than it has since 1913. If this is the case, then the 4-week moving average of 374,500 may be a more appropriate, and less concerning, measure. On the other hand, if future releases suggest that the 407,000 level was not a quirk, that would suggest a higher possibility of negative economic growth in the second quarter. The Bureau of Labor Statistics (BLS) nonfarm payrolls data released on April 4th were also very weak as the economy lost -80,000 jobs in March. As shown in Exhibit H, the monthly change in nonfarm payrolls has entered territory typically indicating a recession. The Household Survey recorded a spike up in the unemployment rate to 5.1 percent from 4.8 percent.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
June 2008 Proj.	8365.50	0.0%	8432.63	2.2%
May 2008 Proj.	8365.50		8415.79	
Apr. 2008 Proj.	8365.50		8399.00	
Mar. 2008 Proj.	8365.50	0.8%	8382.23	1.1%
Feb. 2008 Act.	8365.50		8365.50	
Jan. 2008 Act.	8365.50		8365.50	
Dec. 2007 Act.	8355.30	2.3%	8355.20	2.3%
Nov. 2007 Act.	8359.60		8359.60	
Oct. 2007 Act.	8332.20		8332.20	
Sept. 2007 Act.	8326.40	2.8%	8326.40	2.8%

The preponderance of evidence suggests that consumer spending is likely to be soft at least for the next several months. However, as the table on the previous page illustrates, if the monthly PCE figure for March is flat, this will yield a +0.8 percent annualized quarterly growth rate for the first quarter.

Turning to inflation as measured by the headline Consumer Price Index for All Urban Consumers (CPI), the February figure was flat versus an expectation of a +0.3 percent rise. As shown in the adjacent table, this yielded a year-over-year increase of +4.0 percent. Key movers in the February data were the +0.4 percent increase in food prices that was more than offset by a -0.5 percent decline in energy prices.

The monthly headline CPI data for March are likely to show a sharp rise from February as rising fuel prices, which began in the latter half of February, have continued through March. Despite this, as a result of high month-to-month inflation figures from February through May 2007, the year-over-year data through the second quarter of this year are likely to show a declining trend, even if the month-to-month figures are elevated. Specifically, if the March CPI figure is +0.7 percent, as some estimates suggest, the year-over-year figure would still recede to +3.7 percent from the February figure of +4.0 percent.

The U.S. dollar exchange rate declined to 70.3 in March, as measured by the Federal Reserve's trade-weighted major currencies index, shown in Exhibit I. The key fundamental factors impacting the dollar continue to be aligned to pressure the dollar downward. The trade and budget deficits are clearly longer-term problems that are likely to pressure the dollar for the foreseeable future. The weakening U.S. economy and falling U.S. interest rates are shorter-term phenomena that are likely to reverse over the next 6 to 12 months. The dollar is likely to experience a short-term bounce when these two factors begin to improve.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

Period	All Items 3 Months Ann.	All Items 6 Months Ann.	All Items Year-Over Year	Core Year-Over Year
December 2006	-2.2%	-1.1%	2.5%	2.6%
March 2007	7.0	2.4	2.8	2.5
April 2007	8.4	4.8	2.6	2.3
May 2007	8.7	6.4	2.7	2.2
June 2007	5.8	6.5	2.7	2.2
July 2007	3.1	5.8	2.4	2.2
August 2007	-0.1	4.3	**2.0**	**2.1**
September 2007	0.3	3.1	**2.8**	**2.1**
October 2007	1.2	2.2	**3.5**	**2.2**
November 2007	4.3	2.1	**4.3**	**2.3**
December 2007	3.0	1.6	**4.1**	**2.4**
January 2008	4.1	2.7	**4.3**	**2.5**
February 2008	2.9	3.6	**4.0**	**2.3**

In summary, we expect the deceleration in U.S. economic growth to most likely bottom in the first half of 2008. However, we are forecasting the recovery to potential GDP growth to be rather drawn out, as all of the economic fallout from the real estate correction works its way through the system. As a result, we have revised our quarterly estimates of U.S. real GDP growth downward to reflect this scenario. These quarterly estimates

yield real GDP growth of +1.2 percent for 2008. Our forecast for CPI inflation in 2008 is in a range between +3.0 percent and +3.5 percent. Our principal economic and financial market assumptions are delineated in Exhibit J.

MONETARY POLICY AND FIXED INCOME STRATEGY: thankfully the fed has been active

Interest rates declined and the yield curve steepened as a result of multiple reductions in the targeted federal funds rate by the Federal Open Market Committee (FOMC), which were unprecedented in both their frequency and magnitude. The 3-month T-Bill yield declined the most, dropping -1.92 percent to yield just 1.32 percent at quarter end, while the 30-year maturity U.S. Treasury yield fell by only -0.14 percent to 4.31 percent. As detailed later, the Federal Reserve aggressively continued to employ multiple methods of providing liquidity to banks and primary dealers as the financial crisis worsened.

Despite low absolute interest rates, investors continued to seek safety in U.S. Treasury bonds. The first quarter return for U.S. Treasuries was +4.4 percent, much greater than the Lehman Aggregate Bond Index return of +2.2 percent. The government agency mortgage sector gained +2.5 percent. This latter return was in sharp contrast to the large decline of the non-government home equity sector of -12.5 percent. Fears of a possible recession weighed on the corporate sector, which had a return of -0.2 percent for the quarter.

The Federal Reserve cut rates three times during the first quarter in the total amount of 200 basis points. The most recent action occurred on March 18 when the FOMC voted to cut the federal funds target rate by -75 basis points to 2.25 percent as shown in Exhibit K. We continue to expect that additional cuts to the federal funds target rate will be necessary to minimize ongoing economic fallout caused by the decline in investor demand for mortgage securities backed by adjustable rate mortgages, which were made to borrowers with lower credit quality. We also believe that the Fed will continue to favor adding stimulus to the economy despite the risk of higher inflation. As such, we continue to focus on high quality securities that have the potential to outperform in a steepening yield curve environment. Our forecasts for U.S. Treasury interest rates are shown in Exhibit L.

Total Returns To 03/31/08

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Lehman Index				
Aggregate	0.3%	2.2%	5.2%	7.7%
Treasury	0.7	4.4	8.6	12.2
Agency	0.6	3.2	6.6	9.8
Corporate	-1.3	-0.2	1.8	2.9
CMBS	2.7	-2.6	-0.4	1.3
Asset-Backed	-0.9	-1.9	-2.7	-1.2
Mortgage Pass-Through	0.6	2.5	5.7	7.9
5-Year Treasury	0.5	5.6	10.4	14.4

The first quarter of 2008 was highly volatile for municipal bonds as continued fallout from the subprime crisis further exacerbated the flight to quality that began last summer. In particular, the monoline bond insurers continued to make headlines due to ratings downgrades, which were possibly foreshadowed by Standard & Poor's downgrade of ACA from A to CCC in mid-December 2007. The municipal yield curve

steepened further as the Federal Reserve continued to lower short-term rates to alleviate the financial crisis and investors continued to seek safety in shorter maturity bonds. While the municipal yield curve saw a similar amount of steepening as the Treasury curve during the quarter, how it got there was materially different; yields on short-term municipals fell by around -1.0 percent during the quarter, while yields on longer maturity municipals rose sharply. The Bond Buyer 40-Bond Index yield ended the quarter +34 basis points higher, at 5.18 percent, after reaching as high as 5.42 percent on February 29, 2008, a level not seen since mid-2002.

The divergence between municipal and Treasury yields has resulted in extremely cheap relative yield valuations for municipals. As shown in Exhibit M, the increase in relative yield comparisons between long maturity, high grade municipals and Treasuries reached a pre-tax adjusted ratio of 105 percent in February, their cheapest relative valuation levels in over 20 years. Exhibit N shows the unprecedented sharp and rapid increase in relative yields, across the maturity spectrum, that occurred at the end of February into the beginning of March. As of quarter end, relative yield comparisons of high grade municipals to corporates also appeared compelling.

The ratings downgrades (and prospective downgrades) of the monoline bond insurers contributed to a number of liquidity issues in the municipal marketplace during the quarter. Uncertainties surrounding credit quality resulted in an unsustainable rise in short-term borrowing costs for many issuers of auction rate securities (ARS) engaged in interest rate swaps and leveraged municipal players, including closed-end bond funds and hedge funds, who had been relying on credit enhancement to help remarket variable rate issues at low money market rates. This increase in borrowing costs led a number of hedge funds to unwind positions that were no longer profitable to carry. Much of this forced selling occurred at the end of February, contributing to municipals posting their worst monthly returns on record.

The municipal market has also been tainted by a number of ARS remarketings, which have failed to clear the market, and, as a result, are no longer considered able to provide money market liquidity. For municipal issuers such as Jefferson County, AL, whose sewer operations relied too heavily on ARS securities (at an exceptional 70 percent of debt outstanding) and were operationally mismanaged, potential ratings downgrades loom if the ARS cannot be refinanced in a timely manner.

Refinancings and restructurings of ARS have flooded the municipal calendar with supply in recent months as issuers attempt to rein in their short-term interest rate costs, resulting in an imbalance of supply and demand at a time when the financial strength of other market participants (i.e., Bear, Stearns & Co. Inc.) is also being questioned. Municipal credit spreads have continued to widen as a result, particularly for BBB rated issues, as shown in Exhibit O.

The bond insurers continue to be under pressure from ratings downgrades. Ambac was downgraded by Fitch from AAA to AA in January 2008. XLCA, FGIC, and CIFG experienced across-the-board downgrades in February from AAA to the single-A category. Further downgrades on XLCA and FGIC have occurred since then, some to the BB category. While

Ambac and MBIA have successfully raised capital, their AAA ratings from both Moody's and S&P remain at risk for downgrade; Fitch downgraded MBIA from AAA to AA on April 4, 2008. Radian's Aa3 rating by Moody's was recently placed on negative outlook based on industry conditions while S&P maintains its AA rating with a stable outlook. Only FSA, Assured Guaranty, and the newly-formed Berkshire Hathaway Assurance Corporation (BHAC) have their AAA ratings intact with stable outlooks. A summary of current ratings on the bond insurers is contained in Exhibit P.

As mentioned above, the municipal market experienced its worst monthly return on record in February 2008 as liquidity factors contributed to unprecedented price declines for both high grade and lower rated securities. Municipal valuations fell to irrational extremes in February as gross relative yield valuations of high grade municipals to Treasuries reached as high as 125% for longer maturities. March saw a partial recovery, as retail buyers and new taxable crossover buyers, attracted to both the extreme valuation levels and high gross yields, stepped in. Nonetheless, despite recouping a +3.9 percent return in March, the Lehman Long Municipal Index still posted a numbing -4.1 percent return for the first quarter. Short-intermediate municipals performed best in the steepening yield curve environment.

Among municipal sectors, general obligation bonds outperformed revenue bonds, which, in turn, outperformed insured bonds during the quarter. Within revenue bond sectors, performance was driven primarily by duration over credit quality as the housing, industrial revenue, and hospital sectors lagged while the resource recovery, electric, and lease sectors outperformed. Indicative of the continued turmoil surrounding bond insurers, BBB rated bonds outperformed comparable-duration insured bonds for the quarter, although they still lagged over longer periods.

Total Returns To 03/31/08

	1 Mo.	3 Mos.	6 Mos.	YTD
Municipal	2.9%	-0.6%	0.8%	1.9%
5-Year Municipal	2.0	1.9	3.9	6.2
Revenue	2.8	-1.2	-0.4	-0.3
Electric	3.1	0.2	1.1	1.8
Hospital	3.7	-2.1	-2.4	-2.8
Housing	0.8	-3.1	-3.0	-3.0
IDR/PCR	1.0	-2.7	-3.2	-7.6
Transportation	3.2	-0.8	0.5	1.6
Education	3.6	-1.1	0.5	1.4
Water/Sewer	3.5	-0.6	1.4	2.6
Resource Recovery	2.0	0.5	1.2	1.9
Leasing	3.1	0.5	1.7	3.1
Special Tax	3.1	-0.2	1.1	2.3
General Obligation	2.9	0.3	1.9	3.5
Prerefunded	2.0	2.0	4.0	6.2
Insured	3.3	-1.5	-0.1	1.1
Lehman Muni AAA	2.8	-0.6	1.0	2.5
Lehman Muni AA	3.0	-0.4	1.2	2.3
Lehman Muni A	3.4	-1.1	-0.4	0.7
Lehman Muni BBB	1.1	-2.1	-3.2	-5.9

Concerns surrounding the bond insurers remain primarily focused on their exposure to credit issues in the taxable bond market. The default rate in the municipal market has historically been very low, at just 0.1 percent according to Moody's Investors Service, and underlying ratings generally

remain intact. With the decline in bond insurance and ARS as vehicles to reduce interest costs, a number of large activist municipal issuers are advocating that the ratings agencies adopt a global ratings scale that would align municipal ratings with corporate ratings, the hope being that the resultant increase in municipal ratings due to their lower default rates and higher recovery rates would result in interest rate savings to the issuer.

To summarize, several factors support our view that municipals offer an attractive risk/reward profile in this environment, including their relative yield valuations to taxable bonds, widening credit spreads, and a dislocation of market participants. In addition, the steepness of the yield curve suggests that the absolute yields offered by longer duration bonds are particularly attractive. We continue to focus on finding opportunities in sectors and securities with stable credit outlooks to increase yields in portfolios, and ongoing volatility from supply and demand imbalances should continue to provide opportunities in the near term. Portfolio diversification remains a key tenet to our investment approach. Fundamental factors, including slowing economic growth and likely higher tax rates under a new political administration, add support to the technical factors to demonstrate that municipals are currently very attractively valued.

FISCAL POLICY: budget deficit deteriorates as economy weakens

February's budget deficit of $176 billion was slightly worse than the expectation of $170 billion, and significantly worse than the $120 billion deficit recorded in February 2007 (Exhibit Q). For the first five months of fiscal 2008 through February, receipts are up a paltry +1.3 percent while outlays have increased +10.2 percent.

Given the slowdown in the U.S. economy, decelerating receipts are not surprising. The already undesirable combination of weak growth in receipts and double-digit expansion in outlays will be further exacerbated, over the coming months, by the Economic Stimulus Act of 2008 recently passed by Congress. Specifically, the Congressional Budget Office (CBO) estimates that this legislation will reduce 2008 receipts by $114 billion. Of course, those lost receipts, in the form of tax rebates and other stimulative measures, should help boost consumer spending and the overall economy beginning this quarter. Corporate receipts, which had been a driver of solid receipts growth in recent years, have declined -15 percent through the first five months of fiscal 2008.

Forecasts for the fiscal 2008 budget, from the two government agencies tasked with making such prognostications, are unusually similar at the moment. The Office of Management and Budget (OMB) currently projects a deficit of $410 billion, while the CBO forecast is a deficit of $396 billion. However, both government estimates may be well below the final result for fiscal 2008. ISI Group projects a 2008 budget deficit of $580 billion.

EQUITY INVESTMENT STRATEGY: difficult environment largely discounted

The U.S. economy and financial markets face relatively unprecedented difficulties presently. In particular, the deflating

of the U.S. housing bubble will take some time to work through the system, as previously discussed.

As one would expect, financial markets always discount anticipated future developments into current prices. We believe that much of the difficulty currently facing the U.S. economy has already been reflected in many U.S. equity prices. One possible exception to this is the handful of financial institutions which are in the eye of the storm.

One potential risk to steadily improving financial markets is the crisis mentality which can grip them during periods of financial stress. This is best exemplified by the events surrounding the sudden collapse of Bear, Stearns & Co. Inc., the fifth largest U.S. investment banking firm, which occurred in March.

To be sure, Bear, Stearns was a significant player in the subprime mortgage market. In fact, they had a large enough presence in the mortgage area, that the company's future earnings power would probably have been permanently impaired by likely changes in how the mortgage securitization markets function in the future. However, the problems at Bear, Stearns were not likely caused by asset quality issues, at least not directly. Rather, the company faltered because of a classic run on the bank, whereby too many customers lost confidence in the company and pulled their business. Because of the leverage employed in this business model, Bear, Stearns, as well as many other financial institutions, could not survive this loss of confidence without assistance, regardless of asset quality.

Using another example, U.S. banks are subject to a 10 percent reserve requirement. This means that they are only required to keep 10 percent of their customers' deposits on hand for immediate withdrawal. U.S. banks have a backstop of protection in the form of the Federal Reserve discount window. This allows them to borrow money from the Federal Reserve, on an overnight basis, to cover extraordinary cash needs. However, historically, banks do not like to borrow from the discount window as it carries a stigma, which would typically result in a review by bank regulators. As a result, in December the Federal Reserve established the Term Auction Facility (TAF) to provide liquidity to banks without the risk of being stigmatized.

Until March, primary dealers like Bear, Stearns had no such backstop. The week before Bear, Stearns failed, the Federal Reserve announced the Term Securities Lending Facility (TSLF), which provides 28-day loans of highly liquid Treasury securities on a periodic auction basis. Ironically, Bear, Stearns failed over a 24- to 48-hour period roughly two weeks before the first auction was scheduled to occur. As a result, on the same weekend that Bear, Stearns was acquired by JPMorgan Chase, the Federal Reserve announced the Primary Dealer Credit Facility (PDCF). The PDCF can be accessed on an overnight basis by primary dealers, just like the discount window for banks, and the interest rate charged for the PDCF is the discount rate.

Again, the irony is that had this facility been in place the previous week, it is quite possible that Bear, Stearns would have survived without any further intervention. This is not to suggest that the Federal Reserve was negligent. The series of programs that it has implemented over the last few months, beginning with the TAF, have been extraordinary and unprecedented. The establishment of a program such as the PDCF, which provides

liquidity to companies that the Federal Reserve does not regulate, before Bear, Stearns' failure would have elicited as much criticism as the Fed is now receiving for not having the foresight to have created the PDCF before a primary dealer failed.

The extraordinary combination of actions which the Federal Reserve has taken beginning last December, both in terms of providing liquidity to the financial system and lowering short-term rates, should continue to gain traction in combating the weakening economy. As mentioned earlier, the question of whether or not the economy is in recession has become somewhat academic. Whatever moniker the current period of economic deceleration acquires, it is likely that we have already endured a significant portion of it. Because financial markets anticipate future expectations, we believe it is likely that equity markets will bottom sometime in the second or third quarter of this year.

The current environment of decelerating economic growth, not surprisingly, also translates into slowing earnings growth. One of the less positive attributes of the current economic environment is that we expect the recovery to be rather slow and drawn out, perhaps similar to the fits and starts of the recovery from the 1991 recession. A major factor influencing this viewpoint is our expectation that the recovery in residential real estate will take at least another 12 to 18 months. This will create a headwind for the rest of the economy, as bloated inventories of homes for sale are worked down to more normal levels.

This environment should prove quite favorable for growth stocks, as their more sustainable earnings growth rates look even more attractive than the slowing, and less predictable, earnings growth of their value counterparts. This will particularly hold true, if, as we expect, the value-dominated financial sector is slower to recover because it is so directly impacted by the difficult real estate market. Despite the decline in overall corporate profits, equity market valuations appear reasonable, particularly in the context of a moderate inflation environment (Exhibit R). Six-month price momentum tabulations also suggest that domestic equities are reaching levels of considerable attractiveness (Exhibit S).

Sit Investment Associates' domestic equity portfolios remain overweighted in the traditional growth sectors of health technology, electronic technology, and technology services. Additionally, we maintain overweights in energy stocks and underweights in financials. We are monitoring these latter sectors particularly closely for signs of inflection points. The favorable financial characteristics of current portfolio strategies are shown in Exhibit T.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	03/31/08	02/29/08	12/31/07	03/31/07	12/31/06	One Month	Three Months	Twelve Months	15 Months
Dow Jones Industrials	12262.89	12266.39	13264.82	12354.35	12463.15	0.0%	-7.6%	-0.7%	-1.6%
S&P 500	1322.70	1330.63	1468.36	1420.86	1418.30	-0.6	-9.9	-6.9	-6.7
NASDAQ OTC Composite	2279.10	2271.48	2652.28	2421.64	2415.29	0.3	-14.1	-5.9	-5.6
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	1.62	1.64	3.06	4.57	4.81	-2 b.p.	-144 b.p.	-295 b.p.	-319 b.p.
5-Year Notes	2.46	2.49	3.44	4.54	4.69	-3	-98	-208	-223
10-Year Notes	3.43	3.52	4.03	4.65	4.69	-9	-60	-122	-126
30-Year Bonds	4.31	4.41	4.45	4.85	4.80	-10	-14	-54	-49
AA INDUSTRIAL									
Intermediate Maturity	5.28	5.17	5.43	5.37	5.37	+11	-15	-9	-9
Long Maturity	6.72	6.23	6.20	5.87	5.76	+49	+52	+85	+96
MORTGAGES									
Current Coupon GNMA (5.00%)	4.98	5.06	5.40	5.63	5.63	-8	-42	-65	-65
MUNICIPALS									
Bond Buyer 40-Bond Index	5.18	5.42	4.84	4.61	4.61	-24	+34	+57	+57
SHORT TERM									
Fed Funds	2.23	2.97	3.93	5.28	5.21	-74	-170	-305	-298
Primary Discount Rate *	2.50	3.50	4.75	6.25	6.25	-100	-225	-375	-375
Prime Rate	5.25	6.00	7.25	8.25	8.25	-75	-200	-300	-300
13-week Treas. Bills-Disc.	1.36	1.83	3.17	4.91	4.89	-47	-181	-355	-353

* Primary Credit Discount Rate; effective 1/9/03.

E-03/08 033108
pp-107T.doc

Exhibit B

■ Sit Investment Associates ■

Market Performance – Total Returns

	December 31, 2005 to December 31, 2006			December 31, 2006 to December 31, 2007			December 31, 2007 to March 31, 2008			February 29, 2008 to March 31, 2008		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	2.7	7.3	4.7	20.9	20.6	10.5	-13.1	-13.5	-17.7	-0.3	-1.9	-1.42
Quintile 2	11.4	8.6	14.4	2.4	9.1	5.6	-10.2	-10.5	-12.5	-2.7	-2.1	-0.22
Quintile 3	17.2	17.5	20.8	1.1	6.4	-2.1	-9.5	-10.3	-10.7	0.5	-2.0	0.15
Quintile 4	16.6	17.1	20.9	1.0	-3.8	-8.0	-8.2	-6.5	-6.9	0.5	-1.4	1.21
Quintile 5 (Lowest)	29.8	26.4	24.9	5.6	-3.6	-11.1	-7.0	-8.1	-3.6	-0.5	0.4	2.73
BETA SECTORS												
Quintile 1 (Highest)	12.8	9.1	16.3	2.2	15.3	3.5	-14.5	-12.1	-12.2	-5.0	-4.1	-1.5
Quintile 2	14.2	14.2	18.3	11.7	10.6	2.6	-10.8	-9.1	-9.5	0.1	-0.5	1.6
Quintile 3	19.0	20.5	21.1	4.9	0.5	-1.8	-8.5	-9.9	-8.8	-0.6	-0.5	1.7
Quintile 4	15.9	17.6	16.8	4.4	2.5	-5.3	-6.0	-8.6	-8.3	1.2	-0.8	1.3
Quintile 5 (Lowest)	13.3	12.4	18.1	4.7	0.5	-7.6	-8.2	-10.8	-11.5	0.1	-1.7	-1.5
P/E SECTORS												
Quintile 1 (Highest)	2.4	7.6	8.7	11.6	8.7	6.8	-12.8	-13.5	-14.7	1.3	-1.6	-0.2
Quintile 2	10.7	14.3	14.1	5.6	9.8	5.6	-9.9	-7.9	-12.2	1.0	0.4	1.0
Quintile 3	16.6	17.7	19.9	14.0	7.9	-0.4	-7.0	-10.3	-7.6	1.8	-0.7	2.1
Quintile 4	18.8	21.2	25.6	8.8	1.7	-8.4	-9.0	-8.3	-6.0	-2.8	-1.2	1.5
Quintile 5 (Lowest)	23.9	16.8	25.0	-6.9	0.6	-10.5	-9.5	-8.5	-5.6	-3.6	-5.2	-2.9
No Earnings	-3.3	-5.3	14.7	-9.1	-9.5	-6.1	-1.4	-13.7	-14.2	-5.8	-1.7	-0.2
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	24.2	26.4	26.9	-5.1	-5.0	-16.7	-7.2	-6.8	-3.4	1.4	0.5	2.7
Quintile 2	19.8	16.2	19.6	8.8	-0.6	-11.9	-6.3	-6.5	-3.4	1.3	1.3	3.8
Quintile 3	14.7	16.7	17.0	13.2	9.6	-4.4	-10.0	-8.9	-9.5	-0.9	-0.8	2.8
Quintile 4	8.9	5.9	18.0	3.8	11.2	1.0	-9.5	-8.4	-6.5	-1.3	-1.1	-0.1
Quintile 5 (Lowest)	8.4	10.6	17.4	10.3	10.4	3.6	-15.9	-13.8	-12.9	-2.1	-3.9	-1.0
UNIVERSE	15.8	15.3	18.3	5.6	5.6	-1.6	-9.4	-10.0	-9.9	-0.4	-1.4	0.4

Source: FactSet Research Systems, MArch 31, 2008

Exhibit C

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2006 Return	Year 2006 Rank	Year 2007 Return	Year 2007 Rank	Year-to-Date Return	Year-to-Date Rank	March 2008 Return	March 2008 Rank
NON-ENERGY MINERALS	**1.6**	**26.8 ***	**2**	**25.6 ***	**3**	**-4.0 ***	**4**	**-1.6**	**12**
PRODUCER MANUFACTURING	9.4	16.6 *	9	16.9 *	7	-6.4 *	7	2.5 *	5
ELECTRONIC TECHNOLOGY	9.2	8.6	15	14.4 *	9	-14.3	15	0.4 *	8
CONSUMER DURABLES	1.4	4.9	17	-15.4	17	-8.3 *	10	0.2 *	9
ENERGY MINERALS	9.3	24.0 *	4	32.7 *	2	-6.2 *	6	-3.3	17
PROCESS INDUSTRIES	**3.1**	**18.3 ***	**7**	**25.5 ***	**4**	**-4.6 ***	**5**	**-2.6**	**15**
HEALTH TECHNOLOGY	9.6	9.4	13	5.9 *	12	-7.5 *	9	-1.8	13
CONSUMER NON-DURABLES	**7.7**	**17.8 ***	**8**	**13.8 ***	**10**	**-3.3 ***	**3**	**3.1 ***	**3**
INDUSTRIAL SERVICES	3.4	11.6	11	36.5 *	1	-6.9 *	8	0.0 *	10
COMMERCIAL SERVICES	1.5	14.8	10	-12.0	16	-12.0	13	-1.5	11
TECHNOLOGY SERVICES	5.8	10.9	12	18.0 *	5	-17.3	17	0.7 *	6
HEALTH SERVICES	2.1	-0.6	18	15.7 *	8	-25.1	18	-14.1	18
CONSUMER SERVICES	4.7	24.7 *	3	-6.9	14	-9.6	11	-2.8	16
RETAIL TRADE	**5.1**	**6.5**	**16**	**-8.4**	**15**	**-2.3 ***	**2**	**2.6 ***	**4**
TRANSPORTATION	**1.9**	**9.2**	**14**	**-1.1**	**13**	**3.0 ***	**1**	**3.1 ***	**2**
UTILITIES	4.2	21.6 *	5	17.1 *	6	-9.7	12	0.6 *	7
FINANCE	16.9	19.7 *	6	-17.5	18	-12.6	14	-2.1	14
COMMUNICATIONS	3.1	36.4 *	1	9.6 *	11	-14.7	16	3.8 *	1
UNIVERSE (RUSSELL 3000)	100.0	15.7		5.2		-9.5		-0.6	
Groups Outperforming (cap weighted) to Total Groups		9/18		12/18		10/18		10/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-03/08

Exhibit D

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 19th Out of 33 World Equity Markets
Year-to-Date Through March 31, 2008

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 3/31/08	Change from 12/31/2007 points	Change from 12/31/2007 percent	3/31/2008 Country Rank
Australia	437.03	-63.07	-12.61%	26
Austria	427.64	-41.83	-8.91%	17
Belgium	436.72	-12.76	-2.84%	8
Brazil	1722.76	-103.59	-5.67%	11
Canada	499.70	-42.01	-7.76%	14
Chile	524.39	40.39	8.34%	2
Denmark	597.68	-9.84	-1.62%	5
Finland	1511.21	-180.49	-10.67%	21
France	372.11	-34.82	-8.56%	16
Germany	351.47	-46.72	-11.73%	25
Greece	320.42	-61.08	-16.01%	30
Hong Kong	437.11	-109.38	-20.01%	33
Indonesia	164.63	-14.80	-8.25%	15
Ireland	509.57	-22.48	-4.23%	9
Italy	252.70	-33.50	-11.70%	24
Japan	100.50	-8.44	-7.75%	13
Malaysia	204.07	-25.64	-11.16%	22
Mexico	602.20	46.38	8.35%	1
Netherlands	423.23	-25.69	-5.72%	12
New Zealand	222.33	-39.58	-15.11%	29
Norway	466.49	-54.82	-10.52%	20
Philippines	176.86	-42.06	-19.21%	32
Portugal	293.87	-44.44	-13.14%	27
Singapore	288.52	-30.45	-9.55%	18
South Africa	295.90	-63.57	-17.68%	31
South Korea	274.58	-47.55	-14.76%	28
Spain	470.27	-26.74	-5.38%	10
Sweden	512.63	-14.05	-2.67%	7
Switzerland	592.20	-14.05	-2.32%	6
Taiwan	179.02	13.09	7.89%	3
Thailand	114.67	1.75	1.55%	4
United Kingdom	257.36	-32.75	-11.29%	23
United States	322.08	-35.41	-9.90%	19 ←
COMPOSITE INDICES				
Latin America	800.41	-3.97	-0.49%	
Western Europe	351.23	-34.51	-8.95%	
Asia/Pacific	143.44	-14.66	-9.27%	
World (ex U.S.)	248.06	-23.78	-8.75%	

Source: FactSet Research Systems, March 31, 2008

Exhibit E

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007
Personal Consumption Expend.	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%	3.0%	2.6%
Non-Residential Fixed Invest.	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1	5.1	7.1
Residential Investment	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5	-16.5	-18.6
Inventory Change (2)	++	++	--	--	-	--	++	++	--	--	--	--	--
Net Exports (3)	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4	15.9	15.8
Exports	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1	10.3	8.4
Imports	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0	1.7	1.0
Government Spending	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9	2.7	2.3
TOTAL REAL GDP	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9%	2.8%	2.5%
Memo													
Total GDP Less Housing and Autos	3.0	3.1	2.8	3.0	3.2	3.5	4.0	3.5	3.4	2.5	2.9	4.0	3.6
Pers. Cons. Exp. Plus Res. Invs.	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6	1.7	1.3
After-tax Corporate Profits	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3	2.1	6.6

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, March 27, 2008

Exhibit F

■ Sit Investment Associates ■

U.S. Recessions Have Lasted 10.4 Months, On Average

NBER Recessions		
Contraction Periods		Months
May 1937	June 1938	13
February 1945	October 1945	8
November 1948	October 1949	11
July 1953	May 1954	10
August 1957	April 1958	8
April 1960	February 1961	10
December 1969	November 1970	11
November 1973	March 1975	16
January 1980	July 1980	6
July 1981	November 1982	16
July 1990	March 1991	8
March 2001	November 2001	8
Average		10.4

Source: National Bureau of Economic Research and Sit Investment Associates

Exhibit G

■ Sit Investment Associates ■

Housing Starts Appear To Be Near A Bottom, But Other Housing Indicators Have Not Corrected As Much



U.S. NEW HOUSES FOR SALE
Feb 471
600
550
500
450
400
350
300
250
200
150
1965 1970 1975 1980 1985 1990 1995 2000 2005



U.S. NEW HOUSE PRICE
S.A. by ISI 12 Mo.Avg. Feb $240.7
250
200
150
100
50
0
1965 1970 1975 1980 1985 1990 1995 2000 2005



U.S. HOUSING STARTS
Feb 1.07
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
.8
.6
88 90 92 94 96 98 00 02 04 06 08



U.S. EXISTING HOUSES FOR SALE
Feb 3.64
4.0
3.5
3.0
2.5
2.0
1.5
1.0
82 84 86 88 90 92 94 96 98 00 02 04 06 08

Source: International Strategy & Investment, March 27, 2008

Exhibit H

■ Sit Investment Associates ■

<u>Trend In Nonfarm Payrolls And Initial Jobless Claims Flashing Warning Signs</u>


Payrolls (chg from previous month, 000s)
000s
600
500
400
300
200
100
0
-100
-200
-300
-400


Rising Pain
Initial jobless claims; four-week moving average
Note: data are seasonally adjusted
Sources: Labor Department; National Bureau of Economic Research
Recession
Recession
600,000
500,000
400,000
300,000
200,000
100,000
0
1990
'95
2000
'05

Source: Stone & McCarthy Research Associates, April 4, 2008 and The Wall Street Journal, March 21, 2008

G:\Support\Exhibits\E-03/08

Exhibit I

■ Sit Investment Associates ■


Nominal Major Currencies Dollar Index
March 31, 2008
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
70.32
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%
Currency Appreciation (Y-T-D through 3/31/08): Euro Area: +8.2% Canada: -3.8% Japan: +11.9% U.K.: +0.1% Switzerland: +14.2% Australia: +4.1% Sweden: +8.8%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/08

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	4.9	0.6	-0.5	0.5	1.5	2.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	8.8	-29.4	-61.4	-24.5	-26.5	18.3	116.2
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	4.0	3.9	2.8	3.3	3.2
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.8	4.9	5.1	5.2	5.1
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.5	6.2	5.1	4.6	4.5
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.4	2.1	1.7	2.0	2.2
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.3	3.7	3.6	3.9	4.1

Source: Sit Investment Associates, Inc., April 7, 2008

Exhibit K

■ Sit Investment Associates ■

The Federal Reserve Lowered The Federal Funds Rate A Further 75 Basis Points To 2.25 Percent on March 18th



The Bernanke Effect
Stocks cheer...
The Dow Jones Industrial Average at one-minute intervals yesterday
12400
12300
12200
12100
12000
11900
Fed announcement
previous day's close
10
noon
2
4
Sources: WSJ Market Data Group; Thomson Datastream; the Federal Reserve
As the Fed cuts deep
Cumulative cut to the fed-funds rate target in first 180 weekdays of recent easing cycles
In percentage points
0
-1
-2
-3
-4
First cut in each cycle
1998 Sept. 29
1990 July 13
2001 Jan. 3
Current
1
30
60
90
120
160
180
Weekdays into each cycle of rate cuts

Source: The Wall Street Journal, March 19, 2008

Exhibit L

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From March 31, 2008

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-2.3%	3.75%	-2.4%	5.00%	-0.5%
Present YTM 1.62%	Most Likely	2.25	-0.4	3.00	-1.0	4.50	-0.2
	Optimistic	1.50	1.0	2.75	-0.6	3.00	0.8
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-5.7	4.00	-4.4	5.50	-1.9
Present 2.46%	Most Likely	2.75	-0.1	3.50	-2.3	4.75	-0.8
	Optimistic	2.50	1.0	3.00	0.0	3.50	1.0
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.50	-6.8	4.75	-7.0	6.00	-2.9
Present 3.43%	Most Likely	4.00	-2.9	4.37	-4.1	5.25	-1.1
	Optimistic	3.50	1.1	3.75	0.8	4.00	2.0
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.00	-8.5	5.75	-16.1	6.50	-5.3
Present YTM 4.31%	Most Likely	4.75	-4.8	5.25	-9.8	5.50	-1.3
	Optimistic	4.12	5.4	4.75	-2.6	4.50	3.4

E-03/08
pp-101.doc

Source: Sit Investment Associates, Inc.

Exhibit M

■ Sit Investment Associates ■

Historical Municipal Bond Market Events
Relative Yield Comparisons Of Long Municipals And U.S. Treasuries



Percentage
105
100
95
90
85
80
75
Tax Reform Act of 1986
Stock tumbled as program trades liquidate positions (October 1987)
1989 Stock Market "Crashette"
Orange County Debacle
Asian Financial Crisis
Spread Sector Crash
1995-1996 Flat Tax
Global Recession; September 11th
6/13/03: 10-Yr Treasury Yield Closed at 3.10%
2007 "Sub-prime Flu" gripped U.S. financial markets; Monoline Insurer Crisis
Dot-Com Bubble Burst
WorldCom Bankruptcy
1/2/1985
1/2/1987
1/2/1989
1/2/1991
1/2/1993
1/2/1995
1/2/1997
1/2/1999
1/2/2001
1/2/2003
1/2/2005
1/2/2007
30Yr High-Grade - Percent Treasury

Source: Lehman Brothers Municipal Index and Strategies Group, March 7, 2008

Exhibit N

■ Sit Investment Associates ■

Municipal High Grade Percentage of Treasuries (Jan 85 – Mar 08)



In MARCH 2008:
5-Year High Grade Ratio to Treasury Rose 41 Ratios (Never Occurred Before)
10-Year High Grade Ratio to Treasury Rose 26 Ratios (Never Occurred Before)
30-Year High Grade Ratio to Treasury Rose 18 Ratios (Never Occurred Before)
140
130
120
110
100
90
80
70
60
Jan-85
Jan-88
Jan-91
Jan-94
Jan-97
Jan-00
Jan-03
Jan-06
5-year mmd/teasury
10-year mmd/teasury
30-year mmd/teasury

Source: Lehman Brothers Municipal Index and Strategies Group, March 7, 2008

Exhibit O

■ Sit Investment Associates ■

Municipal Yields – By Quality


6.2
5.9
5.6
5.3
5.0
4.7
4.4
4.1
3.8
3.5
3.2
2.9
1/3/97
7/3/97
1/3/98
7/3/98
1/3/99
7/3/99
1/3/00
7/3/00
1/3/01
7/3/01
1/3/02
7/3/02
1/3/03
7/3/03
1/3/04
7/3/04
1/3/05
7/3/05
1/3/06
7/3/06
1/3/07
7/3/07
1/3/08
Lehman AAA
Lehman A
Lehman BBB

Source: Sit Investment Associates, Inc., April 4, 2008

Exhibit P

■ Sit Investment Associates ■

Bond Insurer Ratings
April 4, 2008

	Moody's Rating	S&P Rating	Fitch Rating
ACA	NR	CCC CreditWatch Developing	NR
Ambac	Aaa Review for Downgrade	AAA CreditWatch Negative	AA Rating Watch Negative
Assured Guaranty	Aaa Stable	AAA Stable	AAA Stable
CIFG	A1 Stable	A+ Negative Outlook	A- Rating Watch Negative
FGIC	Baa3 Review for Downgrade	BB Negative Outlook	BBB Rating Watch Negative
FSA	Aaa Stable	AAA Stable	AAA Stable
MBIA	Aaa Negative Outlook	AAA Negative Outlook	AA Rating Watch Negative
Radian	Aa3 Negative Outlook	AA Stable	A+ Rating Watch Evolving
XLCA	A3 Review for Downgrade	A- CreditWatch Negative	BB Rating Watch Negative

Notes: ACA was formerly rated A by S&P.
Radian was formerly rated AA by Fitch.
All other bond insurers were previously rated AAA by the major ratings services.

Source: RBC Dain Rauscher

Exhibit Q

■ Sit Investment Associates ■

2008 Federal Budget Deficit Trends Compared to 2007

	Receipts			Outlays			Surplus/Deficit		
	FY2007	FY2008	Diff	FY2007	FY2008	Diff	FY2007	FY2008	Diff
October	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)
November	145.9	151.1	5.2	218.9	249.3	30.4	(73.0)	(98.2)	(25.2)
December	260.0	277.0	17.0	218.0	228.7	10.7	42.0	48.3	6.3
January	260.6	255.2	(5.4)	222.4	237.4	15.0	38.2	17.8	(20.4)
February	120.3	105.7	(14.6)	240.3	281.3	41.0	(120.0)	(175.6)	(55.6)
March	166.5			262.8			(96.3)		
April	383.6			206.0			177.7		
May	164.2			231.9			(67.7)		
June	276.5			249.0			27.5		
July	170.4			206.9			(36.4)		
August	166.5			283.5			(117.0)		
September	285.4			173.8			111.6		
FY To Date (5 Months)	$954.4	$967.2	$12.7	$1116.6	$1230.4	$113.8	$(162.2)	$(263.3)	$(101.1)

Source: Treasury Bulletin

G:\Support\Exhibits\E-03/08

Exhibit R

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through March 31, 2008
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr% Change in CPI
P/E
Standard Deviation
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2008 est. operating EPS of $79.50

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

Exhibit S

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through March 31, 2008

S&P 500 6-Month Price Momentum

Jan.: -5.3% Feb.: -9.7% Mar.: -13.4%


% Change
30
20
10
0
-10
-20
-30
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8

Russell Midcap 6-Month Price Momentum

Jan.: -7.4% Feb.: -9.7% Mar.: -13.9%


% Change
40
30
20
10
0
-10
-20
-30
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8

Russell 2000 6-Month Price Momentum

Jan.: -8.1% Feb.: -13.5% Mar.: -14.6%


% Change
55
40
25
10
-5
-20
-35
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8

NASDAQ OTC 6-Month Price Momentum

Jan.: -6.1% Feb.: -12.5% Mar.: -15.6%


% Change
80
60
40
20
0
-20
-40
-60
8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0
5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Exhibit T

■ Sit Investment Associates ■

Equity Characteristics
March 31, 2008

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2008 Projected Gain	+15.6%	+22.2%	+22.0%	+13.9%	+13.9%	+1.2%	-3.7%
2009 Projected Gain	+15.9%	+18.7%	+20.7%	+10.4%	+15.5%	+21.6%	+8.8%
5-Year Projected Growth	+14.0%	+16.7%	+16.1%	+10.7%	+13.5%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.3%	+0.5%	+0.4%	+2.8%	+1.4%	+2.1%	+2.1%
Total Fund	+1.3%	+0.7%	+0.5%	+2.8%	+1.4%	+2.1%	+2.1%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.3%	+17.3%	+16.5%	+13.5%	+14.9%	+10.1%	+10.1%
Wtd Avg Price/Earnings Ratio [2]							
2008 Calendar P/E	18.4x	21.7x	23.2x	14.2x	17.4x	19.7x	16.6x
2009 Calendar P/E	15.6x	17.8x	17.5x	12.4x	14.9x	16.2x	15.3x
Median Price/Earnings Ratio [2]							
2008 Calendar P/E	16.4x	16.9x	17.7x	14.3x	15.1x	N/A	14.0x
2009 Calendar P/E	13.7x	14.6x	14.5x	12.5x	13.1x	N/A	12.3x
Average P/E-to-5-Year Earnings Growth Ratio							
2008 Calendar PEG	1.3x	1.3x	1.4x	1.3x	1.3x	2.5x	2.1x
2009 Calendar PEG	1.1x	1.1x	1.1x	1.2x	1.1x	2.0x	1.9x
Wtd Avg Mkt Cap ($ Million)	$74,105	$14,599	$3,592	$75,879	$67,567	$96,145	$96,145

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates, Inc.